FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Mr. Pablo Yrarrázaval

Chairman of Enersis S.A.

Present.

Madrid, October 30 2012

Ref: Proposal about conditionality in relation with the capital increase

Dear  Chairman,

On behalf of Endesa, S.A. (hereinafter “Endesa”), controlling shareholder of Enersis S.A. (hereinafter “Enersis”), though Endesa Latinoamérica S.A. and in relation with the Extraordinary Shareholder Meeting to vote on the capital increase (hereinafter “the Operation”), we have deemed necessary to inform the following, in order to adopt the relevant measures.

Enersis’ by-laws and article 115 of the Pension Funds’ System Law (D.L. 3500) of 1980, allow for a maximum concentration of 65% of the outstanding issued shares with voting rights. As a consequence a minimum amount of shares must be subscribed by the other shareholders so that Endesa would not exceed this threshold.

In order to prevent such a contingency, Endesa publicly announces its intention not to subscribe Enersis’ shares in the context of the capital increase if any legal or by-law impediment arise as a result of an insufficient number of shareholders participating in the Operation. In such an event, Endesa would be forced to involuntarily exceed the above-mentioned 65% threshold of the outstanding issued shares with voting rights.

Therefore, we propose to request to the Extraordinary Shareholders Meeting that the subscription and payment of the issued shares as a result of the Operation be subject to the fulfillment of a conditional clause (the “Clause”) consisting in that those minority shareholders subscribe and pay, either in one or more preemptive rights’ subscription periods, a minimum number of shares that would allow Endesa to subscribe at least its right to shares without exceeding the aforementioned legal and by-laws threshold.

In the event that the total amount of shares subscribed and paid do not reach at least the above number of shares, the Clause would be understood automatically failed and, therefore, the contracts of shares subscription would not produce any legal effect and would be returned to the shareholders their amounts.

Therefore, we deem that it would be convenient that this proposal would be informed to Enersis’ board of Directors and, as well, be properly disseminated so that all interested parties be fully and timely informed.

Sincerely yours,

Borja Prado

Chairman of Endesa, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: October 31, 2012